UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X       Form 40-F
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes           No   X

Explanatory note
     This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG, except that the “Outlook” subsection of the “Management Report” section of the Interim Report is not so incorporated by reference.
Exhibit 99.1: The following sections of Deutsche Bank AG’s Interim Report as of September 30, 2009: “The Group at a Glance”, “Management Report”, “Risk Report”, the unaudited financial statements and “Other Information”.
Exhibit 99.2: Capitalization table of Deutsche Bank AG as of September 30, 2009.
Exhibit 99.3: Statement re: Computation of Ratio of Earnings to Fixed Charges of Deutsche Bank AG for the periods ended September 30, 2009, December 31, 2008, December 31, 2007 and December 31, 2006 (also incorporated as Exhibit 12.1 to Registration Statement No. 333-162195 of Deutsche Bank AG).
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 24, 2009 on pages 7 through 18 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.
Use of non-GAAP financial measures
     This report contains non-GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures and the most direct comparable IFRS financial measures are set forth in the table below:

Most Directly Comparable IFRS
Non-GAAP Financial Measure	Financial Measure
IBIT attributable to Deutsche Bank shareholders (target definition)	Income (loss) before income tax

Average active equity	Average shareholders’ equity

Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity

Pre-tax return on average active equity (target definition)	Pre-tax return on average shareholders’ equity

Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	Net income (loss) attributable to Deutsche Bank shareholders

Diluted earnings per share (target definition)	Diluted earnings per share
For descriptions of these and other non-GAAP financial measures, please refer to pages (v), (vi), S-17, S-18 and S-19 of our 2008 Annual Report on Form 20-F, and “Other Information” of the Interim Report included as Exhibit 99.1 hereto.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: October 29, 2009

	By:	/s/ Martin Edelmann

	Name:	Martin Edelmann
	Title:	Managing Director

	By:	/s/ Mathias Otto

	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel